April 7, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549

Protec Industries Inc.
Amendment No.3 to Form SB-2
File No. 333-115618

               You are hereby notified that Protec Industries Inc. formally withdraws its application of the SB-2 and all its subsequent associated amendments. (See file number 333-115618).

               We are making this withdrawal in connection with the termination of our Legal Council on January 12, 2005. The reason for the termination of our Legal Council by the Board of Directors was his unauthorized filing of the SB-2 and associated amendments without the knowledge or approval of those directors of Protec Industries Inc. (Mr. A.Przybilla and Mr. E.Luber) whose signatures were attached to the filings without their knowledge. Both gentlemen were neither consulted nor informed by Legal Council as to the content prior to the filings and were totally unaware that the documents were filed with their signatures attached to it.

               The Board of Directors of Protec Industries Inc. feels that a grave injustice was done by the unauthorized and substantially inaccurate filings of the SB-2 documents by our former Legal Council and the Board fully agrees with your comment Nr. 1 : “This filing should be substantially rewritten for clarity…to provide a useful disclosure document for investors”.

               We are currently in a process to engage new Legal Council who will then get back to you regarding the status of future filings of Protec Industries Inc.

               Protec and its management hereby certify that no securities were sold under the proposed SB-2 registration statement in question.

On behalf of the Board of Directors

Wolfgang Benneckenstein, Director